July 3, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GI Dynamics, Inc. Amendment No. 2 to Registration Statement on Form 10 File No. 000-55195

Ladies and Gentlemen:

On behalf of GI Dynamics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form 10, initially filed with the Commission on April 30, 2014 and amended on June 13, 2014 (the “Registration Statement”). We are delivering one marked complete courtesy copy of the Amendment to each of Mary Beth Breslin and Amanda Ravitz of the Commission.

In response to the Commission’s oral comment given to us by telephone on June 27, 2014, the Company has revised its disclosures on pages 4 and 7 of the Registration Statement.

In addition to making the changes to clarify the oral comment issued by the Staff, the Company has also revised the share price of its initial director option grants on page 61 of the Registration Statement. The Company has made this revision to reflect the IPO share price of A$5.50, thus making all references to IPO shares and share prices consistent throughout the Registration Statement.

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

July 3, 2014

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Amendment, and kindly fax a copy of any written comments to the following parties:

Daniel H. Follansbee Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 Tel: (617) 542-6000 Fax: (617) 542-2241	Stuart A. Randle 25 Hartwell Avenue Lexington, Massachusetts 02421 Tel: (781) 357-3300 Fax: (781) 357-3301

Thank you for your assistance.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee, Esq.

cc:    Stuart A. Randle

         Robert W. Crane